EXHIBIT 99.07

New appointment of important personnel

Date of events: 2016/12/29

Contents:

1.Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel(CEO, COO, CMO, CSO, etc.),financial officer, accounting officer, research and development officer, or internal audit officer):President

2.Date of occurrence of the change:2016/12/29

3.Name, title, and resume of the replaced person:Mu-Piao Shih, Master’s degree in Electrical Engineering from National Taiwan University, served as senior executive vice president of the Company.

4.Name, title, and resume of the replacement:Chi-Mau Sheih, senior executive vice president, Master’s degree in Business Administration from National Taiwan University, served as the president of Southern Taiwan Business Group.

5.Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ):Dismissal

6.Reason for the change:Retirement

7.Effective date:2017/01/04

8.Any other matters that need to be specified:None